Atna Reports AGM Results

Vancouver, B.C. (April 20, 2006). Atna Resources Ltd. (ATN:TSX) is pleased to report the voting results of the Annual and Special Meeting of Shareholders held at the Terminal City Club, 837 West Hastings Street, Vancouver, B.C. on Thursday, April 20, 2006 at 11:00 a.m. (PST).

Voting Results
In accordance with part 11.3, Voting Results, of the National Instrument 51-102, Continuous Disclosure Obligations, set forth below is a brief description of the matters voted upon at the Meeting and the outcome of the vote:

	Brief Description of Matter	Outcome of Vote
1	Appointment of DeVisser Gray as auditors of the Company	Passed
2	Authorize the Directors to fix Auditor’s remuneration	Passed
3	Set number of Directors at 5	Passed
4	Elect as Director, Glen D. Dickson	Passed
5	Elect as Director, Wilson J. Barbour	Passed
6	Amend the Incentive Stock Option Plan	Passed
Item 6 was conducted by ballot.

For further information, please visit our website, www.atna.com, or contact:

ATNA RESOURCES LTD., Deanna McDonald, Geologist & Corporate Communications Manager
Tel: (604) 684-2285; Fax: (604) 684-8887, E-mail: dmcdonald@atna.com